Exhibit 99.1

Scorpio Tankers Inc. Announces Update on Financing Activities

MONACO, Dec. 13, 2021 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announced today that it has signed a transaction with Ocean Yield ASA involving the sale and leaseback of two LR2 product tankers, STI Gallantry and STI Guard, for a total financing consideration of $70.2 million. Upon completion, which is expected in December 2021, the Company’s liquidity is expected to increase by $27.9 million in aggregate after the repayment of outstanding debt. As part of the agreements, the Company will bareboat charter-in the vessels for a period of 10 years and will have purchase options beginning at the end of the fourth year of each agreement. There is also a purchase obligation for each vessel upon the expiration of each agreement. The remaining terms and conditions of this lease financing arrangement, including financial covenants, are similar to those set forth in the Company’s existing lease financing arrangements. This transaction was not part of the Company’s financing initiatives that were announced on November 11, 2021.

In addition to the above, the Company executed a credit facility on November 23, 2021 for up to $43.6 million with a European financial institution. The Company drew down the entire $43.6 million from this credit facility on November 29, 2021, and part of the proceeds were used to refinance the outstanding debt on two LR1 product tankers, STI Precision and STI Prestige, that were previously financed under the ABN AMRO/K-Sure Credit Facility, which was scheduled to mature during the second half of 2022. The Company’s liquidity increased by approximately $5.1 million (after the repayment of outstanding debt), which also includes approximately $0.5 million of restricted cash that was released from a previously held debt service reserve account under the terms and conditions of the ABN AMRO/K-Sure Credit Facility. The terms and conditions of this credit facility, including financial covenants, are similar to those set forth in the Company’s existing credit facilities. This transaction was part of the Company’s financing initiatives that were announced on November 11, 2021.

The Company is in discussions with a financial institution to further increase its liquidity by up to $28.9 million in connection with the refinancing of four vessels. The Company also has up to $18.0 million of additional liquidity available (after the repayment of existing debt) from previously announced financings that have been committed. These drawdowns are expected to occur at varying points in the future as these financings are tied to scrubber installations on the Company’s vessels.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, finance leases or bareboat charters-in 131 product tankers (42 LR2 tankers, 12 LR1 tankers, 63 MR tankers and 14 Handymax tankers) with an average age of 5.9 years. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
(212) 542-1616